Exhibit 99.2

English Summary of Key Terms in the
Equity Transfer Agreement dated April 22, 2005

Transferor:	Yuanhang Wang

Dong Li

Transferee:	Mingji Guan

Shubing Zheng

     Yuanhang Wang and Dong Li each holds a 90% and 10% equity interest, respectively, in Shenzhen Yuanhang Science and Technology Co., Ltd. (“Company”), a limited liability company with a registered capital of RMB 1,000,000.

Transfer:       Yuanhang Wang will transfer 50% of the equity interest he holds in the Company to Mingji Guan, and transfer 40% of the equity interest to Shubing Zheng; Dong Li will transfer 10% of the equity interest he holds in the Company to Shubing Zheng.

Transfer Price:       RMB 3,406,010

Transferor	Equity Interest	Transferred	Transfer Price	Transferee
			(RMB)
Yuanhang Wang	90%	50%	1,703,005	Mingji Guan
		40%	1,362,404	Shubing Zheng
Dong Li	10%	10%	340,601	Shubing Zheng

New Shareholders:

Shareholders	Capital Contribution (RMB)	Equity Interest
Mingji Guan	500,000	50%
Shubing Zheng	500,000	50%

Closing:       Within one (1) working day upon completion or waiver of the conditions precedent to the Closing, each Transferee shall wire the Transfer Price in RMB cash to a bank account designated by the Transferor. Within three (3) working days after payment of the Transfer Price, the Company shall engage a qualified public accountant to conduct capital verification and issue a capital contribution certificate to each Transferee for the aggregate amount of RMB 1,000,000.

Tax:       Each of the Transferees and Transferors shall be responsible for their respective tax and government charges arising from this Agreement and the transactions contemplated hereunder.

Non Competition:       The Transferors shall not contact any third parties for discussion of the transfer or sale of any equity interest, assets or benefit of the Company.

Governing Law:       This Agreement shall be governed by the laws of the People’s Republic of China. Any dispute in connection with this Agreement shall be decided by a competent court in Shanghai.